UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Parlay App, Inc., d/b/a "Parlor"

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 1, 2017

Physical address of issuer
72 Glen Road, Wilmington, MA 01887

Website of issuer
https://teamparlor.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$180,167.67	$0.00
Cash & Cash Equivalents	$180,167.67	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$744.82	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$105,229.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$1,269.00	$0.00
Net Income	$6,043.10	$0.00


April 29, 2019

FORM C-AR

Parlay App, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Parlay App, Inc., d/b/a "Parlor," a Delaware Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://teamparlor.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Parlay App, Inc. (the "Company") is a Delaware Corporation, formed on May 1, 2017. The Company was formerly known as Parlay. The Company is currently also conducting business under the name of Parlor.

The Company is located at 72 Glen Road, Wilmington, MA 01887.

The Company's website is https://teamparlor.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Parlor develops and sells a B2B Software as a Service (SaaS) platform – colloquially referred to as a 'Customer Collaboration Platform' – which other digital product companies use in order to engage their customers in their ongoing product development process. By doing so, Parlor's customers can improve their own software development, customer engagement, and customer retention efforts. Parlor offers multiple pricing tiers – including both free and paid – which differ based on the maturity of the customer and scope of the functionality provided.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have generated limited revenue but do foresee generating additional revenue in the future.
We are a startup Company and our business model currently focuses on achieving rapid market traction rather than achieving profitability. While we intend to generate additional revenue in the near future, we cannot assure you when.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.
If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 2, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of

advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is potentially highly competitive.
We face potential competition with respect to any products that we may seek to develop or commercialize in the future. Our potential competitors include major companies worldwide. Many of our potential competitors have significantly greater financial, technical and human resources than we have and thus may be better equipped than us to develop and commercialize similar digital products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Keith Frankel, Jason Zopf, and Jonah Stuart who are President and Chief Executive Officer, Chief Technology Officer, and Chief Design Officer of the Company, respectively. The Company has or intends to enter into employment agreements with Keith Frankel, Jason Zopf, and Jonah Stuart although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Keith Frankel, Jason Zopf, and Jonah Stuart or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to

address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Keith Frankel, Jason Zopf, and Jonah Stuart in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Keith Frankel, Jason Zopf, and Jonah Stuart die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other

intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient

or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support.

As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Parlor develops and sells a B2B Software as a Service (SaaS) platform – colloquially referred to as a 'Customer Collaboration Platform' – which other digital product companies use in order to engage their customers in their ongoing product development process. By doing so, Parlor's customers can improve their own software development, customer engagement, and customer retention efforts. Parlor offers multiple pricing tiers – including both free and paid – which differ based on the maturity of the customer and scope of the functionality provided.

Business Plan

Parlor's underlying central thesis is that competitive advantage through feature differentiation will soon be a thing of the past. Because of the ongoing technological advances to the tools digital product companies use to design and develop new features, it becomes easier for competitors to quickly and inexpensively copy and launch derivative features which they can then market to potential customers as equal or even original. While this is already a commonplace occurrence in the industry, it will be exponentially compounded over the following years as automation creeps further into the realm of software development (i.e. the automated or instantaneous development of software primarily through the use of machine learning and/or AI).

Over time as this reality comes to fruition, we believe that the only way digital product companies will truly be able to ensure consistent performance while still differentiating themselves appropriately from competitors is by focusing on building a relationship with their customer base which is so deep their users will not consider leaving in favor of a competitor. This means that not only will the industry require a shift in the tools and processes that software development teams employ in order to engage with their customers, but also a reimagining of the role of software development professionals, i.e. a shift from 'feature builder' to 'customer collaborator'.

Unfortunately, the vast majority of software development teams are poorly positioned to address this change, relying primarily on customer support and/or sales teams to build a relationship with users, and passive, impersonal analytics tools in order to learn about their users' behaviors and needs. Parlor is designed to address both of these shortcomings while simultaneously forging a path toward addressing the more robust changes which will impact our industry in the coming years. The goal of Parlor's current platform is to act as a trojan horse, providing effective solutions to many of the pain points digital product teams' currently face (e.g. "How do I know which new features will have the greatest impact on my business?" or "How do we determine the impact of potential new feature before we spend any time or money building them?") by solving them in a highly novel way, i.e. through engagement and interaction with customers at points during the software development process in which they usually ignored.

Through this process, Parlor will educate and prepare its customers for the coming wholesale changes in the industry while continually building on top of our current foundation a more complete customer collaboration platform. Parlor's target market is substantially large and only getting bigger, with potential customers including all global digital product companies and professionals – a multi-billion dollar opportunity. In fact, taking into consideration only U.S. based companies, there are more than 100,000 software companies, 99% of which are considered "small to medium-sized" (i.e. fewer than 500 full-time employees). This does not include the more than 5,000,000 mobile apps currently in the App Store.

Within these two groups, our target market for Parlor's MVP includes the roughly 14,000 SaaS startups and 5,000 mobile startups, ideal because they require little to no education and have the largest execution risk. More broadly, with global software revenue reaching $600B in 2017 and expected to grow to one trillion by 2030, it's clear we're still in the early innings of an ongoing software revolution. The primary driving force behind this is simple: the screen is now the single most important piece of real estate that exists. As digital products continue to take on greater importance in our lives, so too will the companies creating them will need to differentiate themselves from their competition. For teams, this means designing more valuable and engaging product experiences while also nurturing deeper relationships with users.

Nearly all of our users will come through digital channels, with a large percentage of those coming through referral, using a system known as Ambassador. Outside of traditional channels such as Facebook and Google Adwords, we will also focus on industry-specific co-marketing partnership opportunities with companies such as AIGA, CreativeMornings, Dribbble, OnStartups, AppSumo, Product Hunt, A List Apart, The Best Designs, etc. Successfully leveraging these channel partners will be critical, and we're confident in our ability to convert users following such partnerships. Outside of the well-defined digital go-to-market strategy our unique strategy for capturing early market traction focuses on a 3-pronged approach: 1) leverage our deep ties to the design and startup communities in order to quickly launch to natural early adopters (our CEO is a Techstars mentor, advisory board member of the American Institute of Graphic Artists, and organizer for the global design conference series CreativeMornings), 2) use a tiered pricing structure which will allow

individuals on a Product team to join for free, with more valuable and collaborative features gated behind either referral cliffs or paid Team subscriptions, and 3) expand the platform by adding features which cater to additional personas within the typical Produce organization, e.g. designers, product managers, developers, and product marketers.

History of the Business

The Company was organized in May 2017 by Keith Frankel and Jason Zopf, at which point Jason Zopf began developing the underlying technology for Parlor in a full-time capacity. Keith Frankel joined Jason Zopf to work full-time on Parlor in April 2018, following the conclusion of a retention agreement he received as part of the acquisition of his previous company, Firecracker. This coincided with the completion of version 1 of Parlor's web-based application in late April 2018, which was then launched as an open beta, accessible to the public for the first time.

The Company's Products and/or Services

Product / Service	Description	Current Market
Web App (Admin Dashboard)	The admin dashboard works on Chrome, Firefox, Safari, Microsoft Edge. On it, admins can signup for new accounts, invite team members, create / manage Parlor feature previews, and view analytics.	Primarily small and medium-sized digital product companies and professionals.
Browser Extension	The Parlor chrome extension provides an easy way for new admins to get started placing feature previews in their app without deploying new code to production. It wraps the functionality of the Parlor javascript widget.	Primarily small and medium-sized digital product companies and professionals.
Javascript Widget	The Parlor javascript widget allows admins the ability to create and place feature previews in the context of their own applications. The same widget is responsible for showing users contextually relevant feature previews. Users can rate, comment, and respond to surveys about potential features. The widget also offers the ability to submit feedback to the product team. The widget targets Chrome, Firefox, Safari, Microsoft Edge.	Primarily small and medium-sized digital product companies and professionals.
Interactive Tutorial	The Parlor demo is a standalone app that provides an interactive walkthrough of Parlor's feature set from the perspective of both an admin and user.	Primarily small and medium-sized digital product companies and professionals.

In order to continually grow the business, the Parlor platform needs to expand so as to address additional pain points commonly experienced by teams, cater to companies of varying sizes, and align with different professional disciplines within our customers' software development teams. To that end, we are currently developing an iOS mobile software development kit ("SDK") which will allow digital product teams to use Parlor within their mobile apps, as well as adding new features to our web app. The proceeds from this Offering will primarily support ongoing development of our web and mobile platforms.

Parlor will sell its web platform directly to other digital product companies through our online website and direct sales efforts. We also plan to employ a variety of indirect distribution and referral channels, such as third-party partners. Our browser extension is available for free via Google's Chrome Web Store. Eventually, our mobile SDK will be available via the relevant marketplace, including Apple's App Store and the Google Play Store.

Competition

The Company's primary competitors are Parlor's most direct competitor is 'productboard'. Potential future competitors include customer support platforms (e.g. UserVoice or Intercom), analytics platforms (e.g. Pendo or Hotjar), product usability platforms (e.g. Appcues), and collaboration platforms (e.g. InVision or Aha!).

Parlor operates in a highly competitive and rapidly changing global marketplace and will compete with a variety of companies which offer products and services similar and potentially competitive with our own. More so than individual product features or first-mover advantage, we believe the principal competitive factors which will dictate the future of our industry include: directly addressing the ever-changing industry landscape brought about by the introduction of new technologies (in particular, automation) by introducing profession-redefining tools and best-practices, branding a broader industry movement in response to these trends, and growing and educating an evangelist community of professionals who believe in and support that movement. As we wait for these longer-term trends to take shape, Parlor will pursue an atypical go-to-market approach focusing primarily on serving small to medium sized businesses – i.e. companies with the greatest execution risk – with a competitively priced, self-service acquisition strategy.

Supply Chain and Customer Base

Parlor does not rely on any major suppliers or providers outside of standard digital services (e.g. web hosting) which are readily and cheaply available. Our most important asset will be our team. The ability to attract employees with highly-specialized skillsets and relevant experience building evangelist communities will be critical to the future success of the company.

Parlor's early customers are primarily small and medium sized digital product companies which have a generally higher execution risk and openness to new products and services. Early-stage B2B startups with web apps are a particularly good fit for Parlor's current product offering.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
88082733	IC 042. US 100 101. G & S: Software as a service (SAAS) services featuring software that manages the relationship that digital product teams have with their customers, namely, tracking user engagement, and to enable collaboration, input, viewing, commenting and responding to information, feedback and suggestions; Software as a service (SAAS) services featuring software as a microservice that manages the relationship that digital product teams have with their customers, namely, tracking user engagement, and to enable collaboration, input, viewing, commenting and responding to information, feedback and suggestions	Parlor	August 17, 2018		USA

Governmental/Regulatory Approval and Compliance

Parlor is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 72 Glen Road, Wilmington, MA 01887

The Company conducts business in Washington and Massachusetts.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Keith Frankel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: May 2017-Present Director: May 2017-Present Chief Executive Officer: May 2017-Present Secretary: May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, Parlay: May 2017-Present Chief Product Officer, Firecracker: June 2015-April 2018 Consultant/Sole Proprietor: October 2014-June 2015 Chief Digital Officer, Tablelist: July 2014-October 2014 Head of Creative & Design, HubSpot: January 2013-July 2014

Education

BA, Tufts University Yale University (no degree) Athens High School

Name

Jason Zopf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer: May 2, 2017-Present Director: May 2, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer, Parlay: May 2017-Present Senior Software Engineer, Firecracker: February 2014-April 2017 Experience Engineer, Launch Academy: May 2013-February 2014 Web Developer, Launch Ware: Augus 2011-June 2013

Education

MD, University of Pennsylvania School of Medicine BS, Bates College Steamboat Springs High School

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Keith Frankel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President: May 2017-Present Director: May 2017-Present Chief Executive Officer: May 2017-Present Secretary: May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer, Parlay: May 2017-Present Chief Product Officer, Firecracker: June 2015-April 2018 Consultant/Sole Proprietor: October 2014-June 2015 Chief Digital Officer, Tablelist: July 2014-October 2014 Head of Creative & Design, HubSpot: January 2013-July 2014

Education

BA, Tufts University Yale University (no degree) Athens High School

Name

Jason Zopf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer: May 2, 2017-Present Director: May 2, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer, Parlay: May 2017-Present Senior Software Engineer, Firecracker: February 2014-April 2017 Experience Engineer, Launch Academy: May 2013-February 2014 Web Developer, Launch Ware: Augus 2011-June 2013

Education

MD, University of Pennsylvania School of Medicine BS, Bates College Steamboat Springs High School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Massachusetts and Washington.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Louise Au Yeung	Director of Engineering Employee	August 17, 2018	
Jason Zopf	Chief Technical Officer	October 1, 2018	
Jonah Stuart	Chief Design Officer	October 1, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,450,000
Voting Rights	Standard common stockholder voting rights.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may authorize and issue additional shares of common stock, which may be dilutive to the securities issued by the Company pursuant to Regulation CF.

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Investment Amount outstanding	$146,072.00
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company does not have a right to repurchase these securities. These securities do not have a stated return or liquidation preference.

Type of security	SAFE (Simple Agreement for Future Equity)
Investment Amount outstanding	$50,000.00
Voting Rights	Standard common stockholder voting rights upon conversion of the SAFEs into the Company's common stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	When converted, these securities have greater rights may be dilutive to the securities issued by the Company pursuant to Regulation CF.

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	146,072
Voting Rights	None.
Anti-Dilution Rights	None.

The Company does not have any debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of SAFE (Simple Agreement for Future Equity)	146,072	$146,072.00	General working capital	April 29, 2018	Regulation CF

Ownership

A majority of Parlor is owned by a few people, including the founders, 1 new hire, and two advisory board members. The company is authorized to issue up to 10,000,000 shares of common stock, par value $0.00001. The Company has 5,450,000 shares of common stock issued and outstanding as follows: Keith Frankel (2,000,000 shares), Jason Zopf (2,000,000 shares), Jonah Stuart (1,000,000 shares), Louise Au Yeung (350,000 shares), Emily Baillieul (50,000 shares) and Richard Thornett (50,000 shares).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Keith Frankel	36.7%
Jason Zopf	36.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company. Our primary expenses consist of the following: legal, accounting, general providers, and contractor payments.

We were profitable in 2018, but we do not intend to maintain profitability in 2019 as we invest in further growth. We intend to continue expanding our product, increase our prices, sign up addition customers, grow our team, and generally position the company as a notable addition to the marketplace.

Liquidity and Capital Resources

On July 31, 2018 the Company conducted an offering pursuant to Regulation CF and raised $146,072.00.

The Company subsequently raised an additional $50,000.00 in a private placement offering of SAFEs (Simple Agreement for Future Equity.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with any related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Keith Frankel
(Signature)

Keith Frankel
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Keith Frankel
(Signature)

Keith Frankel
(Name)

President and Chief Executive Officer
(Title)

April 29, 2019
(Date)

/s/Jason Zopf
(Signature)

Jason Zopf
(Name)

Chief Technology Officer
(Title)

April 29, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Keith Frankel, being President and Chief Executive Officer of Parlay App, Inc., a corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form C-AR reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2018.

/s/ Keith Frankel
(Signature)

Keith Frankel
(Name)

President and Chief Executive Officer
(Title)

April 29, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements





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Please find the following Year End Financial Package for Parlay App, Inc. for the partial year beginning July 01, 2018 and ending December 31, 2018.

The following statements and reports have been prepared using the information provided to us by our client. The presentation of these documents does not constitute an opinion and Bench has not been engaged to provide assurance services.

• Balance Sheet as of December 31, 2018.
• Income Statement for the partial year beginning July 01, 2018 and ending December 31, 2018.
• Trial Balance for Parlay App, Inc. as of December 31, 2018.
• Journal Entry Summary for the partial year beginning July 01, 2018 and ending December 31, 2018.
• General Ledger for the partial year beginning July 01, 2018 and ending December 31, 2018.

IMPORTANT: Please see the below summary of notes that may require further attention during the preparation of Parlay App, Inc.'s tax filing. If you need to make any adjustments to the financials enclosed please fill out the last tab 'Adjusting Journal Entries' and return to us at your convenience.

Regards,

The Bench Team

Notes

1 . These books were prepared on a cash basis, and only include July to December financials. However, please note that we account for checks as they appear on the bank statement. Any outstanding checks that were not cashed in the current year to date period have not been accounted for in these books.

After taking the following notes into consideration, please provide a complete list of adjusting entries where necessary, so that we may reflect those adjustments in the books moving forward.

2 . We were not provided with the needed documentation, such as a balance sheet or trial balance, to verify all of the opening balances for the current year to date period. We have used bank statements, where available, to verify the balances in any applicable bank accounts.

3 . Payroll has been adjusted using paycheck dates. We have used payroll reports to verify that the year-end balance of -$131.93 in the Payroll Payable - Payroll Tax ledger is the result of an overpayment. We have confirmed that this overpayment was refunded on January 7, 2019.

4 . In the current year to date period, the client has received investment capital via Republic - a crowdfunding campaign that allows investors to receive disbursements if the businesses succeeds. No supporting documentation has been provided. These transactions have been categorized to the Crowdfunding Capital - Republic ledger. As requested, an adjustment was also made on the last day of the tax year to record the gross investments. The loss in fees are adjusted to the Crowdfunding Capital - Loss in Fees ledger. Please review and make any necessary adjustments.

5 . No merchant fee adjustments were required for revenue collected through Stripe in July, October, and December. The client has received a $5,000 fee processing credit from Stripe Atlas, and the merchant fees for the corresponding months have been fully refunded.

Parlay App, Inc.
Balance Sheet
As of December 31, 2018

Assets

Silicon Valley Bank - Checking - 1651	$ 180,085.41
Loans to/(from) Shareholder - Keith Frankel	82.26
Money in transit	-
Total Assets	**180,167.67**

Liabilities

Brex - Credit Card	876.75
Payroll Payable - Salary & Wage	-
Payroll Payable - Payroll Tax	(131.93)
Total Liabilities	**744.82**

Equity

Crowdfunding Capital - Republic	147,106.44
Crowdfunding Capital - Loss in Fees	(16,830.44)
Retained Earnings	49,146.85
Total Equity	**179,422.85**
Total Liabilities and Equity	**$ 180,167.67**

Parlay App, Inc.
Monthly Balance Sheet
As of December 31, 2018

As Of:	31 Dec 2018	30 Nov 2018	31 Oct 2018	30 Sep 2018	31 Aug 2018
Assets					
Silicon Valley Bank - Checking - 1651	$ 180,085.41	$ 186,875.22	$ 178,355.97	$ 163,040.01	$ 168,490.11
Loans to/(from) Shareholder - Keith Frankel	82.26	82.26	128.25	127.24	143.99
Money in transit	-	3,686.60	-	-	-
Total Assets	**180,167.67**	**190,644.08**	**178,484.22**	**163,167.25**	**168,634.10**
Liabilities					
Brex - Credit Card	876.75	3,712.60	829.80	2,917.93	1,898.25
Payroll Payable - Salary & Wage	-	-	-	-	-
Payroll Payable - Payroll Tax	(131.93)	-	-	-	-
Total Liabilities	**744.82**	**3,712.60**	**829.80**	**2,917.93**	**1,898.25**
Equity					
Crowdfunding Capital - Republic	147,106.44	130,276.00	128,945.00	120,000.00	120,000.00
Crowdfunding Capital - Loss in Fees	(16,830.44)	-	-	-	-
Retained Earnings	49,146.85	56,655.48	48,709.42	40,249.32	46,735.85
Total Equity	**179,422.85**	**186,931.48**	**177,654.42**	**160,249.32**	**166,735.85**
Total Liabilities and Equity	**$ 180,167.67**	**$ 190,644.08**	**$ 178,484.22**	**$ 163,167.25**	**$ 168,634.10**

31 Jul 2018

$	40,310.11
	255.99
	-
	40,566.10
	-
	-
	-
	-
	-
	-
	40,566.10
	40,566.10
$	**40,566.10**

Parlay App, Inc.
Income Statement
the Partial Year Beginning July 01, 2018 and Ending December 31, 20

Revenues

Sales Revenue	$ 105,229.00
Total Revenues	**105,229.00**

Operating Expenses

Independent Contractor Expense	34,010.54
Marketing & Advertising Expense	511.22
Merchant Fees Expense	19.12
Payroll Expense - Administration	-
Payroll Expense - Payroll Tax	3,957.41
Payroll Expense - Salary & Wage	51,220.01
Professional Service Expense	5,586.42
Rent or Lease Expense	19.00
Software & Web Hosting Expense	3,765.18
Travel & Transportation Expense	97.00
Total Operating Expenses	**99,185.90**
Total Expenses	**99,185.90**
Net Profit	**$ 6,043.10**

Parlay App, Inc.
Monthly Income Statement
For the Partial Year Beginning July 01, 2018 and Ending December 31, 2018

Month	Dec 2018	Nov 2018	Oct 2018	Sep 2018	Aug 2018
Revenues					
Sales Revenue	$ 10,205.00	$ 40,188.00	$ 27,085.00	$ 9,900.00	$ 17,850.00
Total Revenues	**10,205.00**	**40,188.00**	**27,085.00**	**9,900.00**	**17,850.00**
Operating Expenses					
Independent Contractor Expense	4,584.80	8,214.00	5,147.00	5,350.10	7,920.00
Marketing & Advertising Expense	197.13	157.83	103.13	53.13	-
Merchant Fees Expense	-	19.12	-	-	-
Payroll Expense - Administration	-	-	-	-	-
Payroll Expense - Payroll Tax	871.41	1,843.56	1,242.44	-	-
Payroll Expense - Salary & Wage	11,406.67	18,406.67	11,406.67	10,000.00	-
Professional Service Expense	-	2,974.89	-	713.28	1,898.25
Rent or Lease Expense	-	19.00	-	-	-
Software & Web Hosting Expense	593.62	569.87	725.66	270.02	1,862.00
Travel & Transportation Expense	60.00	37.00	-	-	-
Total Operating Expenses	**17,713.63**	**32,241.94**	**18,624.90**	**16,386.53**	**11,680.25**
Total Expenses	**17,713.63**	**32,241.94**	**18,624.90**	**16,386.53**	**11,680.25**
Net Profit	**$ (7,508.63)**	**$ 7,946.06**	**$ 8,460.10**	**$ (6,486.53)**	**$ 6,169.75**

Jul 2018

$	1.00
	1.00

2,794.64
-
-
-
-
-
-
-
(255.99)
-
2,538.65

2,538.65

$	**(2,537.65)**

Parlay App, Inc.
Trial Balance
As of December 31, 2018

	Trial Balance	
	DR	**CR**
Silicon Valley Bank - Checking - 1651	180,085.41	
Loans to/(from) Shareholder - Keith Frankel	82.26	
Money in transit	-	
Brex - Credit Card		876.75
Payroll Payable - Salary & Wage	-	
Payroll Payable - Payroll Tax	131.93	
Crowdfunding Capital - Republic		147,106.44
Crowdfunding Capital - Loss in Fees	16,830.44	
Retained Earnings		43,103.75
Sales Revenue		105,229.00
Independent Contractor Expense	34,010.54	
Marketing & Advertising Expense	511.22	
Merchant Fees Expense	19.12	
Payroll Expense - Administration	-	
Payroll Expense - Payroll Tax	3,957.41	
Payroll Expense - Salary & Wage	51,220.01	
Professional Service Expense	5,586.42	
Rent or Lease Expense	19.00	
Software & Web Hosting Expense	3,765.18	
Travel & Transportation Expense	97.00	
Total	**296,315.94**	**296,315.94**

Parlay App, Inc.
Journal Entries
For the Partial Year Beginning July 01, 2018 and Ending December 31, 2018

Date	Description	Account	Dr	Cr
2018-07-10	1099 | NARANOV ARSHA | WIRE OUT 18191	Silicon Valley Bank - Checking - 1651		693.17
2018-07-10		Independent Contractor Expense	693.17	
2018-07-10	1099 | KOBZAR IVAN I GOREVICH | WIRE OU	Silicon Valley Bank - Checking - 1651		2,101.47
2018-07-10		Independent Contractor Expense	2,101.47	
2018-07-12	BROWSERSTACK.COMBROWSERSTACK.DE | 8	Loans to/(from) Shareholder - Keith Frankel	129.00	
2018-07-12		Software & Web Hosting Expense		129.00
2018-07-22	WISTIA, INC.888-494-7842MA | 8510	Loans to/(from) Shareholder - Keith Frankel	100.00	
2018-07-22		Software & Web Hosting Expense		100.00
2018-07-25	ADOBE *ACROPRO SUBS800-833-6687CA | 8	Loans to/(from) Shareholder - Keith Frankel	14.99	
2018-07-25		Software & Web Hosting Expense		14.99
2018-07-25	STRIPE TRANSFER | No Adjustment needed	Silicon Valley Bank - Checking - 1651	1.00	
2018-07-25		Sales Revenue		1.00
2018-07-26	Vimeo Plus Monthly000-000-0000NY | 851	Loans to/(from) Shareholder - Keith Frankel	12.00	
2018-07-26		Software & Web Hosting Expense		12.00
2018-08-08	GUSTO BBV	Silicon Valley Bank - Checking - 1651		0.65
2018-08-08		Payroll Expense - Administration	0.65	
2018-08-08	GUSTO BVC	Silicon Valley Bank - Checking - 1651	0.63	
2018-08-08		Payroll Expense - Administration		0.63
2018-08-08	GUSTO BVC	Silicon Valley Bank - Checking - 1651	0.65	
2018-08-08		Payroll Expense - Administration		0.65

2018-08-08	GUSTO BBV	Silicon Valley Bank - Checking - 1651		0.63
2018-08-08		Payroll Expense - Administration	0.63	
2018-08-10	1099 | POZHIDAEVA MA RIYA | WIRE OUT 18	Silicon Valley Bank - Checking - 1651		285.00
2018-08-10		Independent Contractor Expense	285.00	
2018-08-10	1099 | NARANOV ARSHA | WIRE OUT 18222	Silicon Valley Bank - Checking - 1651		2,775.00
2018-08-10		Independent Contractor Expense	2,775.00	
2018-08-10	1099 | KOBZAR IVAN I GOREVICH | WIRE OU	Silicon Valley Bank - Checking - 1651		4,860.00
2018-08-10		Independent Contractor Expense	4,860.00	
2018-08-10	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,150.00	
2018-08-10		Sales Revenue		9,150.00
2018-08-22	WISTIA, INC.888-494-7842 MA | 8510	Loans to/(from) Shareholder - Keith Frankel		100.00
2018-08-22		Software & Web Hosting Expense	100.00	
2018-08-22	PRIME TRUST LLC	Silicon Valley Bank - Checking - 1651	120,000.00	
2018-08-22		Crowdfunding Capital - Republic		120,000.00
2018-08-26	Vimeo Plus Monthly NY | 8510	Loans to/(from) Shareholder - Keith Frankel		12.00
2018-08-26		Software & Web Hosting Expense	12.00	
2018-08-27	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	8,700.00	
2018-08-27		Sales Revenue		8,700.00
2018-08-30	UPCOUNSEL COM	Professional Service Expense	656.25	
2018-08-30		Brex - Credit Card		656.25
2018-08-30	ESHARES INC PAYMENT	Silicon Valley Bank - Checking - 1651		1,750.00
2018-08-30		Software & Web Hosting Expense	1,750.00	
2018-08-31	BENCH ACCOUNTING INC	Professional Service Expense	1,242.00	

2018-08-31		Brex - Credit Card		1,242.00
2018-09-11	WIRE OUT 80911L1B77D1C001553{20182	Silicon Valley Bank - Checking - 1651		10,000.00
2018-09-11		Payroll Expense - Salary & Wage	10,000.00	
2018-09-12	FILESTACK	Brex - Credit Card		49.00
2018-09-12		Software & Web Hosting Expense	49.00	
2018-09-12	BROWSERSTACK.COM DE | 8510	Loans to/(from) Shareholder - Keith Frankel		129.00
2018-09-12		Software & Web Hosting Expense	129.00	
2018-09-16	DRIFT COM INC	Brex - Credit Card		53.13
2018-09-16		Marketing & Advertising Expense	53.13	
2018-09-18	1099 | NARANOV ARSHA | WIRE OUT 18261	Silicon Valley Bank - Checking - 1651		2,250.00
2018-09-18		Independent Contractor Expense	2,250.00	
2018-09-18	1099 | KOBZAR IVAN I GOREVICH | WIRE OU	Silicon Valley Bank - Checking - 1651		2,982.60
2018-09-18		Independent Contractor Expense	2,982.60	
2018-09-18	NETLIFY	Brex - Credit Card		45.00
2018-09-18		Software & Web Hosting Expense	45.00	
2018-09-18	1099 | POZHIDAEVA MA RIYA | WIRE OUT 18	Silicon Valley Bank - Checking - 1651		117.50
2018-09-18		Independent Contractor Expense	117.50	
2018-09-20	SLACK	Brex - Credit Card		78.14
2018-09-20		Software & Web Hosting Expense	78.14	
2018-09-22	WISTIA, INC.888-494-7842 MA | 8510	Loans to/(from) Shareholder - Keith Frankel	100.25	
2018-09-22		Software & Web Hosting Expense		100.25
2018-09-23	GESMER UPDEGROVE LLP	Brex - Credit Card		713.28
2018-09-23		Professional Service Expense	713.28	

2018-09-25	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	
2018-09-25		Sales Revenue		9,900.00
2018-09-26	Vimeo Plus Monthly NY | 8510	Loans to/(from) Shareholder - Keith Frankel	12.00	
2018-09-26		Software & Web Hosting Expense		12.00
2018-09-26	GOOGLE *CLOUD_0028BA-F	Brex - Credit Card		79.47
2018-09-26		Software & Web Hosting Expense	79.47	
2018-09-27	SENDGRID	Brex - Credit Card		1.66
2018-09-27		Software & Web Hosting Expense	1.66	
2018-10-02	Google G Suite	Brex - Credit Card		65.88
2018-10-02		Software & Web Hosting Expense	65.88	
2018-10-02	Brex Inc | CC payment	Silicon Valley Bank - Checking - 1651		2,917.93
2018-10-02		Money in transit	2,917.93	
2018-10-02	Google G Suite	Brex - Credit Card		42.50
2018-10-02		Software & Web Hosting Expense	42.50	
2018-10-03	1099 | POZHIDAEVA MA RIYA | WIRE OUT 18	Silicon Valley Bank - Checking - 1651		225.20
2018-10-03		Independent Contractor Expense	225.20	
2018-10-03	PRIME TRUST LLC	Silicon Valley Bank - Checking - 1651	8,945.00	
2018-10-03		Crowdfunding Capital - Republic		8,945.00
2018-10-03	1099 | KOBZAR IVAN I GOREVICH | WIRE OU	Silicon Valley Bank - Checking - 1651		2,911.80
2018-10-03		Independent Contractor Expense	2,911.80	
2018-10-03	1099 | NARANOV ARSHA | WIRE OUT 18276	Silicon Valley Bank - Checking - 1651		2,010.00
2018-10-03		Independent Contractor Expense	2,010.00	
2018-10-04	Sendgrid	Brex - Credit Card		9.95
2018-10-04		Software & Web Hosting Expense	9.95	

2018-10-07	Payment to Brex	Brex - Credit Card	2,917.93	
2018-10-07		Money in transit		2,917.93
2018-10-09	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	
2018-10-09		Sales Revenue		9,900.00
2018-10-09	Marcaria.com | Web Hosting	Brex - Credit Card		262.00
2018-10-09		Software & Web Hosting Expense	262.00	
2018-10-09	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	7,000.00	
2018-10-09		Sales Revenue		7,000.00
2018-10-09	AutopilotHQ	Brex - Credit Card		1.00
2018-10-09		Software & Web Hosting Expense	1.00	
2018-10-09	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	
2018-10-09		Sales Revenue		9,900.00
2018-10-10	AutopilotHQ	Brex - Credit Card		85.57
2018-10-10		Software & Web Hosting Expense	85.57	
2018-10-11	AutopilotHQ	Brex - Credit Card		2.89
2018-10-11		Software & Web Hosting Expense	2.89	
2018-10-11	AutopilotHQ	Brex - Credit Card		2.90
2018-10-11		Software & Web Hosting Expense	2.90	
2018-10-12	BROWSERSTACK.COM DE | 8510	Loans to/(from) Shareholder - Keith Frankel	129.00	
2018-10-12		Software & Web Hosting Expense		129.00
2018-10-13	Filestack	Brex - Credit Card		49.00
2018-10-13		Software & Web Hosting Expense	49.00	
2018-10-16	Drift.com	Brex - Credit Card		53.13

2018-10-16		Marketing & Advertising Expense	53.13	
2018-10-18	Netlify	Brex - Credit Card		45.00
2018-10-18		Software & Web Hosting Expense	45.00	
2018-10-20	Slack	Brex - Credit Card		76.50
2018-10-20		Software & Web Hosting Expense	76.50	
2018-10-22	WISTIA, INC.888-494-7842MA | 8510	Software & Web Hosting Expense	101.00	
2018-10-22		Loans to/(from) Shareholder - Keith Frankel		101.00
2018-10-25	ADOBE *ACROPRO SUBS800-833-6687CA | 8	Software & Web Hosting Expense	14.99	
2018-10-25		Loans to/(from) Shareholder - Keith Frankel		14.99
2018-10-26	GUSTO NET	Silicon Valley Bank - Checking - 1651		9,175.03
2018-10-26		Payroll Payable - Salary & Wage	9,175.03	
2018-10-26	GUSTO TAX	Silicon Valley Bank - Checking - 1651		3,474.08
2018-10-26		Payroll Payable - Payroll Tax	3,474.08	
2018-10-26	AutopilotHQ	Brex - Credit Card		1.46
2018-10-26		Software & Web Hosting Expense	1.46	
2018-10-26	Google Cloud	Brex - Credit Card		82.02
2018-10-26		Software & Web Hosting Expense	82.02	
2018-10-26	Vimeo Plus Monthly | 8510	Software & Web Hosting Expense	12.00	
2018-10-26		Loans to/(from) Shareholder - Keith Frankel		12.00
2018-10-27	Facebook Ads	Brex - Credit Card		50.00
2018-10-27		Marketing & Advertising Expense	50.00	
2018-10-30	STRIPE TRANSFER | No Adjustment needed	Silicon Valley Bank - Checking - 1651	20.00	
2018-10-30		Sales Revenue		20.00

2018-10-31	STRIPE TRANSFER | No Adjustment needed	Silicon Valley Bank - Checking - 1651	265.00	
2018-10-31		Sales Revenue		265.00
2018-10-31	Gusto | Monthly Payroll Adjustment | Octol	Payroll Expense - Salary & Wage	11,406.67	
2018-10-31		Payroll Expense - Payroll Tax	1,242.44	
2018-10-31		Payroll Payable - Salary & Wage		9,175.03
2018-10-31		Payroll Payable - Payroll Tax		3,474.08
2018-11-01	GUSTO TAX	Silicon Valley Bank - Checking - 1651		3,139.88
2018-11-01		Payroll Payable - Payroll Tax	3,139.88	
2018-11-01	GUSTO NET	Silicon Valley Bank - Checking - 1651		4,617.76
2018-11-01		Payroll Payable - Salary & Wage	4,617.76	
2018-11-01	Covo - St. LouisSt. | 8510	Rent or Lease Expense	19.00	
2018-11-01		Loans to/(from) Shareholder - Keith Frankel		19.00
2018-11-01	FACEBK ETAWWHJ8C2	Brex - Credit Card		104.70
2018-11-01		Marketing & Advertising Expense	104.70	
2018-11-01	Brex Inc	Silicon Valley Bank - Checking - 1651		829.80
2018-11-01		Money in transit	829.80	
2018-11-02	GOOGLE *GSUITE_teampar	Brex - Credit Card		74.38
2018-11-02		Software & Web Hosting Expense	74.38	
2018-11-02	GOOGLE *GSUITE_parlay.	Brex - Credit Card		42.50
2018-11-02		Software & Web Hosting Expense	42.50	
2018-11-03	SendGrid 1-877-969-8647	Brex - Credit Card		9.95
2018-11-03		Software & Web Hosting Expense	9.95	
2018-11-04	GESMER UPDEGROVE LLP	Brex - Credit Card		2,974.89
2018-11-04		Professional Service Expense	2,974.89	

2018-11-07	Credit Card Payment	Brex - Credit Card	829.80	
2018-11-07		Money in transit		829.80
2018-11-09	GITHUB.COM	Brex - Credit Card		7.00
2018-11-09		Software & Web Hosting Expense	7.00	
2018-11-09	STRIPE TRANSFER	Silicon Valley Bank - Checking - 1651	468.00	
2018-11-09		Sales Revenue		468.00
2018-11-09	AUTOPILOTHQ, INC	Brex - Credit Card		54.29
2018-11-09		Software & Web Hosting Expense	54.29	
2018-11-09	PRIME TRUST LLC	Silicon Valley Bank - Checking - 1651	1,331.00	
2018-11-09		Crowdfunding Capital - Republic		1,331.00
2018-11-12	FILESTACK	Brex - Credit Card		49.00
2018-11-12		Software & Web Hosting Expense	49.00	
2018-11-14	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	10,000.00	
2018-11-14		Sales Revenue		10,000.00
2018-11-16	DRIFT COM INC	Brex - Credit Card		53.13
2018-11-16		Marketing & Advertising Expense	53.13	
2018-11-18	NETLIFY	Brex - Credit Card		45.00
2018-11-18		Software & Web Hosting Expense	45.00	
2018-11-20	1099 | POZHIDAEVA MA RIYA | WIRE OUT 18	Silicon Valley Bank - Checking - 1651		881.00
2018-11-20		Independent Contractor Expense	881.00	
2018-11-20	1099 | NARANOV ARSHA | WIRE OUT 18324	Silicon Valley Bank - Checking - 1651		2,540.00
2018-11-20		Independent Contractor Expense	2,540.00	
2018-11-20	SLACK	Brex - Credit Card		72.65
2018-11-20		Software & Web Hosting Expense	72.65	

2018-11-20	1099 | KOBZAR IVAN I GOREVICH | WIRE OU	Silicon Valley Bank - Checking - 1651		4,793.00
2018-11-20		Independent Contractor Expense	4,793.00	
2018-11-21	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	
2018-11-21		Sales Revenue		9,900.00
2018-11-21	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	
2018-11-21		Sales Revenue		9,900.00
2018-11-23	WISTIA, INC.	Brex - Credit Card		107.31
2018-11-23		Software & Web Hosting Expense	107.31	
2018-11-25	GOOGLE *CLOUD_0028BA-F	Brex - Credit Card		80.80
2018-11-25		Software & Web Hosting Expense	80.80	
2018-11-25	ADOBE *ACROPRO SUBS800-833-6687CA | ‌	Software & Web Hosting Expense	14.99	
2018-11-25		Loans to/(from) Shareholder - Keith Frankel		14.99
2018-11-26	Vimeo Plus Monthly | 8510	Software & Web Hosting Expense	12.00	
2018-11-26		Loans to/(from) Shareholder - Keith Frankel		12.00
2018-11-27	GUSTO NET	Silicon Valley Bank - Checking - 1651		9,175.03
2018-11-27		Payroll Payable - Salary & Wage	9,175.03	
2018-11-27	GUSTO TAX	Silicon Valley Bank - Checking - 1651		3,317.56
2018-11-27		Payroll Payable - Payroll Tax	3,317.56	
2018-11-28	LYFT *RIDE MON 11AM	Brex - Credit Card		11.00
2018-11-28		Travel & Transportation Expense	11.00	
2018-11-28	STRIPE TRANSFER	Silicon Valley Bank - Checking - 1651	0.88	
2018-11-28		Sales Revenue		0.88
2018-11-28	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	

2018-11-28		Sales Revenue		9,900.00
2018-11-30	Gusto | Monthly Payroll Adjustment | Nove	Payroll Expense - Salary & Wage	18,406.67	
2018-11-30		Payroll Expense - Payroll Tax	1,843.56	
2018-11-30		Payroll Payable - Salary & Wage		13,792.79
2018-11-30		Payroll Payable - Payroll Tax		6,457.44
2018-11-30	Brex Inc	Silicon Valley Bank - Checking - 1651		3,686.60
2018-11-30		Money in transit	3,686.60	
2018-11-30	LYFT *RIDE THU 11AM	Brex - Credit Card		13.00
2018-11-30		Travel & Transportation Expense	13.00	
2018-11-30	LYFT *RIDE THU 2PM	Brex - Credit Card		13.00
2018-11-30		Travel & Transportation Expense	13.00	
2018-11-30	Stripe | Monthly Merchant Adjustment | Nc	Merchant Fees Expense	13.87	
2018-11-30		Merchant Fees Expense	5.25	
2018-11-30		Sales Revenue		19.12
2018-12-01	DRIBBBLE SMALL TEAM	Brex - Credit Card		144.00
2018-12-01		Marketing & Advertising Expense	144.00	
2018-12-02	GOOGLE *GSUITE_teampar	Brex - Credit Card		79.69
2018-12-02		Software & Web Hosting Expense	79.69	
2018-12-02	GOOGLE *GSUITE_parlay.	Brex - Credit Card		42.50
2018-12-02		Software & Web Hosting Expense	42.50	
2018-12-03	STRIPE TRANSFER | No Adjustment needed	Silicon Valley Bank - Checking - 1651	265.00	
2018-12-03		Sales Revenue		265.00
2018-12-03	SendGrid 1-877-969-8647	Brex - Credit Card		9.95
2018-12-03		Software & Web Hosting Expense	9.95	

2018-12-06	LYFT *RIDE TUE 1PM	Brex - Credit Card		14.00
2018-12-06		Travel & Transportation Expense	14.00	
2018-12-07	Brex Credit Card Payment	Brex - Credit Card	3,686.60	
2018-12-07		Money in transit		3,686.60
2018-12-07	LYFT *RIDE WED 1PM	Brex - Credit Card		8.00
2018-12-07		Travel & Transportation Expense	8.00	
2018-12-09	AUTOPILOTHQ, INC	Brex - Credit Card		58.06
2018-12-09		Software & Web Hosting Expense	58.06	
2018-12-09	GITHUB.COM	Brex - Credit Card		7.00
2018-12-09		Software & Web Hosting Expense	7.00	
2018-12-13	Deposit - MOBILE	Silicon Valley Bank - Checking - 1651	9,900.00	
2018-12-13		Sales Revenue		9,900.00
2018-12-13	FILESTACK	Brex - Credit Card		49.00
2018-12-13		Software & Web Hosting Expense	49.00	
2018-12-16	DRIFT COM INC	Brex - Credit Card		53.13
2018-12-16		Marketing & Advertising Expense	53.13	
2018-12-18	NETLIFY	Brex - Credit Card		45.00
2018-12-18		Software & Web Hosting Expense	45.00	
2018-12-20	1099 | KOBZAR IVAN I GOREVICH | WIRE OU	Silicon Valley Bank - Checking - 1651		1,622.40
2018-12-20		Independent Contractor Expense	1,622.40	
2018-12-20	1099 | POZHIDAEVA MA RIYA | WIRE OUT 18	Silicon Valley Bank - Checking - 1651		228.80
2018-12-20		Independent Contractor Expense	228.80	
2018-12-20	TEAMPARLOR COM	Brex - Credit Card		20.00
2018-12-20		Software & Web Hosting Expense	20.00	

2018-12-20	SLACK	Brex - Credit Card		76.50
2018-12-20		Software & Web Hosting Expense	76.50	
2018-12-20	1099 | NARANOV ARSHA | WIRE OUT 18354	Silicon Valley Bank - Checking - 1651		2,733.60
2018-12-20		Independent Contractor Expense	2,733.60	
2018-12-21	TEAMPARLOR COM	Brex - Credit Card		20.00
2018-12-21		Software & Web Hosting Expense	20.00	
2018-12-21	STRIPE TRANSFER | No Adjustment needed	Silicon Valley Bank - Checking - 1651	20.00	
2018-12-21		Sales Revenue		20.00
2018-12-23	WISTIA, INC.	Brex - Credit Card		107.31
2018-12-23		Software & Web Hosting Expense	107.31	
2018-12-24	STRIPE TRANSFER | No Adjustment needed	Silicon Valley Bank - Checking - 1651	20.00	
2018-12-24		Sales Revenue		20.00
2018-12-25	GOOGLE *CLOUD_0028BA-F	Brex - Credit Card		78.61
2018-12-25		Software & Web Hosting Expense	78.61	
2018-12-26	GUSTO NET	Silicon Valley Bank - Checking - 1651		9,175.03
2018-12-26		Payroll Payable - Salary & Wage	9,175.03	
2018-12-26	GUSTO TAX	Silicon Valley Bank - Checking - 1651		3,234.98
2018-12-26		Payroll Payable - Payroll Tax	3,234.98	
2018-12-28	LYFT *RIDE THU 8AM	Brex - Credit Card		38.00
2018-12-28		Travel & Transportation Expense	38.00	
2018-12-31	Gusto | Monthly Payroll Adjustment | Decen	Payroll Expense - Salary & Wage	11,406.67	
2018-12-31		Payroll Expense - Payroll Tax	871.41	
2018-12-31		Payroll Payable - Salary & Wage		9,175.03
2018-12-31		Payroll Payable - Payroll Tax		3,103.05

| 2018-12-31 | Crowdfunding Adjustment | Crowdfunding Capital - Republic | | 16,830.44 |
| 2018-12-31 | | Crowdfunding Capital - Loss in Fees | 16,830.44 | |

ASSETS

Silicon Valley Bank - Checking - 1651	2018-07-01	43,103.75 Dr	Opening Balance
1099 | NARANOV ARSHA | WIRE OUT 181910271700 201819102717	2018-07-10	-693.17 Cr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 181910268001 201819	2018-07-10	-2,101.47 Cr	
STRIPE TRANSFER | No Adjustment needed	2018-07-25	1.00 Dr	
GUSTO BBV	2018-08-08	-0.65 Cr	
GUSTO BVC	2018-08-08	0.63 Dr	
GUSTO BVC	2018-08-08	0.65 Dr	
GUSTO BBV	2018-08-08	-0.63 Cr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 182220428400 2018222 04	2018-08-10	-285.00 Cr	
1099 | NARANOV ARSHA | WIRE OUT 182220426100 201822204261	2018-08-10	-2,775.00 Cr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 182220427900 20182	2018-08-10	-4,860.00 Cr	
Deposit - MOBILE	2018-08-10	9,150.00 Dr	
PRIME TRUST LLC	2018-08-22	120,000.00 Dr	
Deposit - MOBILE	2018-08-27	8,700.00 Dr	
ESHARES INC PAYMENT	2018-08-30	-1,750.00 Cr	
WIRE OUT 80911L1B77D1C001553{201825408135;BNF JASON ZOP	2018-09-11	-10,000.00 Cr	
1099 | NARANOV ARSHA | WIRE OUT 182610220700 201826102207	2018-09-18	-2,250.00 Cr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 182610220300 201826	2018-09-18	-2,982.60 Cr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 182610220400 20182610	2018-09-18	-117.50 Cr	
Deposit - MOBILE	2018-09-25	9,900.00 Dr	
Brex Inc | CC payment	2018-10-02	-2,917.93 Cr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 182761518100 20182761	2018-10-03	-225.20 Cr	
PRIME TRUST LLC	2018-10-03	8,945.00 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 182761512700 20182	2018-10-03	-2,911.80 Cr	
1099 | NARANOV ARSHA | WIRE OUT 182761512400 201827615124	2018-10-03	-2,010.00 Cr	
Deposit - MOBILE	2018-10-09	9,900.00 Dr	
Deposit - MOBILE	2018-10-09	7,000.00 Dr	
Deposit - MOBILE	2018-10-09	9,900.00 Dr	

GUSTO NET	2018-10-26	-9,175.03	Cr	
GUSTO TAX	2018-10-26	-3,474.08	Cr	
STRIPE TRANSFER | No Adjustment needed	2018-10-30	20.00	Dr	
STRIPE TRANSFER | No Adjustment needed	2018-10-31	265.00	Dr	
GUSTO TAX	2018-11-01	-3,139.88	Cr	
GUSTO NET	2018-11-01	-4,617.76	Cr	
Brex Inc	2018-11-01	-829.80	Cr	
STRIPE TRANSFER	2018-11-09	468.00	Dr	
PRIME TRUST LLC	2018-11-09	1,331.00	Dr	
Deposit - MOBILE	2018-11-14	10,000.00	Dr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 183240298800 20183240	2018-11-20	-881.00	Cr	
1099 | NARANOV ARSHA | WIRE OUT 183240298200 20183240298	2018-11-20	-2,540.00	Cr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 183240296200 201832	2018-11-20	-4,793.00	Cr	
Deposit - MOBILE	2018-11-21	9,900.00	Dr	
Deposit - MOBILE	2018-11-21	9,900.00	Dr	
GUSTO NET	2018-11-27	-9,175.03	Cr	
GUSTO TAX	2018-11-27	-3,317.56	Cr	
STRIPE TRANSFER	2018-11-28	0.88	Dr	
Deposit - MOBILE	2018-11-28	9,900.00	Dr	
Brex Inc	2018-11-30	-3,686.60	Cr	
STRIPE TRANSFER | No Adjustment needed	2018-12-03	265.00	Dr	
Deposit - MOBILE	2018-12-13	9,900.00	Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 183542519500 201835	2018-12-20	-1,622.40	Cr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 183542525900 201835425	2018-12-20	-228.80	Cr	
1099 | NARANOV ARSHA | WIRE OUT 183542517900 2018354251	2018-12-20	-2,733.60	Cr	
STRIPE TRANSFER | No Adjustment needed	2018-12-21	20.00	Dr	
STRIPE TRANSFER | No Adjustment needed	2018-12-24	20.00	Dr	
GUSTO NET	2018-12-26	-9,175.03	Cr	
GUSTO TAX	2018-12-26	-3,234.98	Cr	
Silicon Valley Bank - Checking - 1651	**2018-12-31**	**180,085.41**	**Dr**	**Closing balance**
Loans to/(from) Shareholder - Keith Frankel	**2018-07-01**	**0.00**	**Dr**	**Opening Balance**
BROWSERSTACK.COMBROWSERSTACK.DE | 8510	2018-07-12	129.00	Dr	
WISTIA, INC.888-494-7842MA | 8510	2018-07-22	100.00	Dr	
ADOBE *ACROPRO SUBS800-833-6687CA | 8510	2018-07-25	14.99	Dr	

Vimeo Plus Monthly000-000-0000NY | 8510	2018-07-26	12.00 Dr	
WISTIA, INC.888-494-7842 MA | 8510	2018-08-22	-100.00 Cr	
Vimeo Plus Monthly NY | 8510	2018-08-26	-12.00 Cr	
BROWSERSTACK.COM DE | 8510	2018-09-12	-129.00 Cr	
WISTIA, INC.888-494-7842 MA | 8510	2018-09-22	100.25 Dr	
Vimeo Plus Monthly NY | 8510	2018-09-26	12.00 Dr	
BROWSERSTACK.COM DE | 8510	2018-10-12	129.00 Dr	
WISTIA, INC.888-494-7842MA | 8510	2018-10-22	-101.00 Cr	
ADOBE *ACROPRO SUBS800-833-6687CA | 8510	2018-10-25	-14.99 Cr	
Vimeo Plus Monthly | 8510	2018-10-26	-12.00 Cr	
Covo - St. LouisSt. | 8510	2018-11-01	-19.00 Cr	
ADOBE *ACROPRO SUBS800-833-6687CA | 8510	2018-11-25	-14.99 Cr	
Vimeo Plus Monthly | 8510	2018-11-26	-12.00 Cr	
Loans to/(from) Shareholder - Keith Frankel	**2018-12-31**	**82.26 Dr**	**Closing balance**
Money in transit	**2018-07-01**	**0.00 Dr**	**Opening Balance**
Brex Inc | CC payment	2018-10-02	2,917.93 Dr	
Payment to Brex	2018-10-07	-2,917.93 Cr	
Brex Inc	2018-11-01	829.80 Dr	
Credit Card Payment	2018-11-07	-829.80 Cr	
Brex Inc	2018-11-30	3,686.60 Dr	
Brex Credit Card Payment	2018-12-07	-3,686.60 Cr	
Money in transit	**2018-12-31**	**0.00 Dr**	**Closing balance**

LIABILITIES

Brex - Credit Card	**2018-07-01**	**0.00 Dr**	**Opening Balance**
UPCOUNSEL COM	2018-08-30	-656.25 Cr	
BENCH ACCOUNTING INC	2018-08-31	-1,242.00 Cr	
FILESTACK	2018-09-12	-49.00 Cr	
DRIFT COM INC	2018-09-16	-53.13 Cr	
NETLIFY	2018-09-18	-45.00 Cr	
SLACK	2018-09-20	-78.14 Cr	
GESMER UPDEGROVE LLP	2018-09-23	-713.28 Cr	
GOOGLE *CLOUD_0028BA-F	2018-09-26	-79.47 Cr	

SENDGRID	2018-09-27	-1.66 Cr
Google G Suite	2018-10-02	-65.88 Cr
Google G Suite	2018-10-02	-42.50 Cr
Sendgrid	2018-10-04	-9.95 Cr
Payment to Brex	2018-10-07	2,917.93 Dr
Marcaria.com | Web Hosting	2018-10-09	-262.00 Cr
AutopilotHQ	2018-10-09	-1.00 Cr
AutopilotHQ	2018-10-10	-85.57 Cr
AutopilotHQ	2018-10-11	-2.89 Cr
AutopilotHQ	2018-10-11	-2.90 Cr
Filestack	2018-10-13	-49.00 Cr
Drift.com	2018-10-16	-53.13 Cr
Netlify	2018-10-18	-45.00 Cr
Slack	2018-10-20	-76.50 Cr
AutopilotHQ	2018-10-26	-1.46 Cr
Google Cloud	2018-10-26	-82.02 Cr
Facebook Ads	2018-10-27	-50.00 Cr
FACEBK ETAWWHJ8C2	2018-11-01	-104.70 Cr
GOOGLE *GSUITE_teampar	2018-11-02	-74.38 Cr
GOOGLE *GSUITE_parlay.	2018-11-02	-42.50 Cr
SendGrid 1-877-969-8647	2018-11-03	-9.95 Cr
GESMER UPDEGROVE LLP	2018-11-04	-2,974.89 Cr
Credit Card Payment	2018-11-07	829.80 Dr
GITHUB.COM	2018-11-09	-7.00 Cr
AUTOPILOTHQ, INC	2018-11-09	-54.29 Cr
FILESTACK	2018-11-12	-49.00 Cr
DRIFT COM INC	2018-11-16	-53.13 Cr
NETLIFY	2018-11-18	-45.00 Cr
SLACK	2018-11-20	-72.65 Cr
WISTIA, INC.	2018-11-23	-107.31 Cr
GOOGLE *CLOUD_0028BA-F	2018-11-25	-80.80 Cr
LYFT *RIDE MON 11AM	2018-11-28	-11.00 Cr
LYFT *RIDE THU 11AM	2018-11-30	-13.00 Cr
LYFT *RIDE THU 2PM	2018-11-30	-13.00 Cr
DRIBBBLE SMALL TEAM	2018-12-01	-144.00 Cr

GOOGLE *GSUITE_teampar	2018-12-02	-79.69 Cr	
GOOGLE *GSUITE_parlay.	2018-12-02	-42.50 Cr	
SendGrid 1-877-969-8647	2018-12-03	-9.95 Cr	
LYFT *RIDE TUE 1PM	2018-12-06	-14.00 Cr	
Brex Credit Card Payment	2018-12-07	3,686.60 Dr	
LYFT *RIDE WED 1PM	2018-12-07	-8.00 Cr	
AUTOPILOTHQ, INC	2018-12-09	-58.06 Cr	
GITHUB.COM	2018-12-09	-7.00 Cr	
FILESTACK	2018-12-13	-49.00 Cr	
DRIFT COM INC	2018-12-16	-53.13 Cr	
NETLIFY	2018-12-18	-45.00 Cr	
TEAMPARLOR COM	2018-12-20	-20.00 Cr	
SLACK	2018-12-20	-76.50 Cr	
TEAMPARLOR COM	2018-12-21	-20.00 Cr	
WISTIA, INC.	2018-12-23	-107.31 Cr	
GOOGLE *CLOUD_0028BA-F	2018-12-25	-78.61 Cr	
LYFT *RIDE THU 8AM	2018-12-28	-38.00 Cr	
Brex - Credit Card	**2018-12-31**	**-876.75 Cr**	**Closing balance**
Payroll Payable - Salary & Wage	**2018-07-01**	**0.00 Dr**	**Opening Balance**
GUSTO NET	2018-10-26	9,175.03 Dr	
Gusto	Monthly Payroll Adjustment	October 2018	2018-10-31	-9,175.03 Cr	
GUSTO NET	2018-11-01	4,617.76 Dr	
GUSTO NET	2018-11-27	9,175.03 Dr	
Gusto	Monthly Payroll Adjustment	November 2018	2018-11-30	-13,792.79 Cr	
GUSTO NET	2018-12-26	9,175.03 Dr	
Gusto	Monthly Payroll Adjustment	December 2018	2018-12-31	-9,175.03 Cr	
Payroll Payable - Salary & Wage	**2018-12-31**	**0.00 Dr**	**Closing balance**
Payroll Payable - Payroll Tax	**2018-07-01**	**0.00 Dr**	**Opening Balance**
GUSTO TAX	2018-10-26	3,474.08 Dr	
Gusto	Monthly Payroll Adjustment	October 2018	2018-10-31	-3,474.08 Cr	
GUSTO TAX	2018-11-01	3,139.88 Dr	
GUSTO TAX	2018-11-27	3,317.56 Dr	
Gusto	Monthly Payroll Adjustment	November 2018	2018-11-30	-6,457.44 Cr	

GUSTO TAX	2018-12-26	3,234.98 Dr	
Gusto | Monthly Payroll Adjustment | December 2018	2018-12-31	-3,103.05 Cr	
Payroll Payable - Payroll Tax	**2018-12-31**	**131.93 Dr**	**Closing balance**

EQUITY

Crowdfunding Capital - Republic	**2018-07-01**	**0.00 Dr**	**Opening Balance**
PRIME TRUST LLC	2018-08-22	-120,000.00 Cr	
PRIME TRUST LLC	2018-10-03	-8,945.00 Cr	
PRIME TRUST LLC	2018-11-09	-1,331.00 Cr	
Crowdfunding Adjustment	2018-12-31	-16,830.44 Cr	
Crowdfunding Capital - Republic	**2018-12-31**	**-147,106.44 Cr**	**Closing balance**

Crowdfunding Capital - Loss in Fees	**2018-07-01**	**0.00 Dr**	**Opening Balance**
Crowdfunding Adjustment	2018-12-31	16,830.44 Dr	
Crowdfunding Capital - Loss in Fees	**2018-12-31**	**16,830.44 Dr**	**Closing balance**

Retained Earnings	**2018-07-01**	**-43,103.75 Cr**	**Opening Balance**
Total Profit:		**-6,043.10 Cr**	
Retained Earnings	**2018-12-31**	**-49,146.85 Cr**	**Closing balance**

REVENUES

Sales Revenue	**2018-07-01**	**0.00 Dr**	**Opening Balance**
STRIPE TRANSFER | No Adjustment needed	2018-07-25	-1.00 Cr	
Deposit - MOBILE	2018-08-10	-9,150.00 Cr	
Deposit - MOBILE	2018-08-27	-8,700.00 Cr	
Deposit - MOBILE	2018-09-25	-9,900.00 Cr	
Deposit - MOBILE	2018-10-09	-9,900.00 Cr	
Deposit - MOBILE	2018-10-09	-7,000.00 Cr	
Deposit - MOBILE	2018-10-09	-9,900.00 Cr	
STRIPE TRANSFER | No Adjustment needed	2018-10-30	-20.00 Cr	
STRIPE TRANSFER | No Adjustment needed	2018-10-31	-265.00 Cr	
STRIPE TRANSFER	2018-11-09	-468.00 Cr	
Deposit - MOBILE	2018-11-14	-10,000.00 Cr	

Deposit - MOBILE	2018-11-21	-9,900.00 Cr	
Deposit - MOBILE	2018-11-21	-9,900.00 Cr	
STRIPE TRANSFER	2018-11-28	-0.88 Cr	
Deposit - MOBILE	2018-11-28	-9,900.00 Cr	
Stripe | Monthly Merchant Adjustment | November 2018	2018-11-30	-19.12 Cr	
STRIPE TRANSFER | No Adjustment needed	2018-12-03	-265.00 Cr	
Deposit - MOBILE	2018-12-13	-9,900.00 Cr	
STRIPE TRANSFER | No Adjustment needed	2018-12-21	-20.00 Cr	
STRIPE TRANSFER | No Adjustment needed	2018-12-24	-20.00 Cr	
Sales Revenue	**2018-12-31**	**-105,229.00 Cr**	**Closing balance**

OPERATING EXPENSES

Independent Contractor Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
1099 | NARANOV ARSHA | WIRE OUT 181910271700 201819102717	2018-07-10	693.17 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 181910268001 20181	2018-07-10	2,101.47 Dr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 182220428400 2018222042	2018-08-10	285.00 Dr	
1099 | NARANOV ARSHA | WIRE OUT 182220426100 201822204261	2018-08-10	2,775.00 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 182220427900 20182:	2018-08-10	4,860.00 Dr	
1099 | NARANOV ARSHA | WIRE OUT 182610220700 201826102207	2018-09-18	2,250.00 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 182610220300 201826	2018-09-18	2,982.60 Dr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 182610220400 2018261023	2018-09-18	117.50 Dr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 182761518100 201827615	2018-10-03	225.20 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 182761512700 201827	2018-10-03	2,911.80 Dr	
1099 | NARANOV ARSHA | WIRE OUT 182761512400 201827615124	2018-10-03	2,010.00 Dr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 183240298800 2018324023	2018-11-20	881.00 Dr	
1099 | NARANOV ARSHA | WIRE OUT 183240298200 201832402982	2018-11-20	2,540.00 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 183240296200 201832	2018-11-20	4,793.00 Dr	
1099 | KOBZAR IVAN I GOREVICH | WIRE OUT 183542519500 20183!	2018-12-20	1,622.40 Dr	
1099 | POZHIDAEVA MA RIYA | WIRE OUT 183542525900 20183542!	2018-12-20	228.80 Dr	
1099 | NARANOV ARSHA | WIRE OUT 183542517900 201835425179	2018-12-20	2,733.60 Dr	
Independent Contractor Expense	**2018-12-31**	**34,010.54 Dr**	**Closing balance**
Marketing & Advertising Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
DRIFT COM INC	2018-09-16	53.13 Dr	

Drift.com	2018-10-16	53.13 Dr	
Facebook Ads	2018-10-27	50.00 Dr	
FACEBK ETAWWHJ8C2	2018-11-01	104.70 Dr	
DRIFT COM INC	2018-11-16	53.13 Dr	
DRIBBBLE SMALL TEAM	2018-12-01	144.00 Dr	
DRIFT COM INC	2018-12-16	53.13 Dr	
Marketing & Advertising Expense	**2018-12-31**	**511.22 Dr**	**Closing balance**
Merchant Fees Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
Stripe | Monthly Merchant Adjustment | November 2018	2018-11-30	13.87 Dr	
Stripe | Monthly Merchant Adjustment | November 2018	2018-11-30	5.25 Dr	
Merchant Fees Expense	**2018-12-31**	**19.12 Dr**	**Closing balance**
Payroll Expense - Administration	**2018-07-01**	**0.00 Dr**	**Opening Balance**
GUSTO BBV	2018-08-08	0.65 Dr	
GUSTO BVC	2018-08-08	-0.63 Cr	
GUSTO BVC	2018-08-08	-0.65 Cr	
GUSTO BBV	2018-08-08	0.63 Dr	
Payroll Expense - Administration	**2018-12-31**	**0.00 Dr**	**Closing balance**
Payroll Expense - Payroll Tax	**2018-07-01**	**0.00 Dr**	**Opening Balance**
Gusto | Monthly Payroll Adjustment | October 2018	2018-10-31	1,242.44 Dr	
Gusto | Monthly Payroll Adjustment | November 2018	2018-11-30	1,843.56 Dr	
Gusto | Monthly Payroll Adjustment | December 2018	2018-12-31	871.41 Dr	
Payroll Expense - Payroll Tax	**2018-12-31**	**3,957.41 Dr**	**Closing balance**
Payroll Expense - Salary & Wage	**2018-07-01**	**0.00 Dr**	**Opening Balance**
WIRE OUT 80911L1B77D1C001553{201825408135;BNF JASON ZOP	2018-09-11	10,000.00 Dr	
Gusto | Monthly Payroll Adjustment | October 2018	2018-10-31	11,406.67 Dr	
Gusto | Monthly Payroll Adjustment | November 2018	2018-11-30	18,406.67 Dr	
Gusto | Monthly Payroll Adjustment | December 2018	2018-12-31	11,406.67 Dr	
Payroll Expense - Salary & Wage	**2018-12-31**	**51,220.01 Dr**	**Closing balance**
Professional Service Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
UPCOUNSEL COM	2018-08-30	656.25 Dr	

BENCH ACCOUNTING INC	2018-08-31	1,242.00 Dr	
GESMER UPDEGROVE LLP	2018-09-23	713.28 Dr	
GESMER UPDEGROVE LLP	2018-11-04	2,974.89 Dr	
Professional Service Expense	**2018-12-31**	**5,586.42 Dr**	**Closing balance**
Rent or Lease Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
Covo - St. LouisSt. | 8510	2018-11-01	19.00 Dr	
Rent or Lease Expense	**2018-12-31**	**19.00 Dr**	**Closing balance**
Software & Web Hosting Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
BROWSERSTACK.COMBROWSERSTACK.DE | 8510	2018-07-12	-129.00 Cr	
WISTIA, INC.888-494-7842MA | 8510	2018-07-22	-100.00 Cr	
ADOBE *ACROPRO SUBS800-833-6687CA | 8510	2018-07-25	-14.99 Cr	
Vimeo Plus Monthly000-000-0000NY | 8510	2018-07-26	-12.00 Cr	
WISTIA, INC.888-494-7842 MA | 8510	2018-08-22	100.00 Dr	
Vimeo Plus Monthly NY | 8510	2018-08-26	12.00 Dr	
ESHARES INC PAYMENT	2018-08-30	1,750.00 Dr	
FILESTACK	2018-09-12	49.00 Dr	
BROWSERSTACK.COM DE | 8510	2018-09-12	129.00 Dr	
NETLIFY	2018-09-18	45.00 Dr	
SLACK	2018-09-20	78.14 Dr	
WISTIA, INC.888-494-7842 MA | 8510	2018-09-22	-100.25 Cr	
Vimeo Plus Monthly NY | 8510	2018-09-26	-12.00 Cr	
GOOGLE *CLOUD_0028BA-F	2018-09-26	79.47 Dr	
SENDGRID	2018-09-27	1.66 Dr	
Google G Suite	2018-10-02	65.88 Dr	
Google G Suite	2018-10-02	42.50 Dr	
Sendgrid	2018-10-04	9.95 Dr	
Marcaria.com | Web Hosting	2018-10-09	262.00 Dr	
AutopilotHQ	2018-10-09	1.00 Dr	
AutopilotHQ	2018-10-10	85.57 Dr	
AutopilotHQ	2018-10-11	2.89 Dr	
AutopilotHQ	2018-10-11	2.90 Dr	
BROWSERSTACK.COM DE | 8510	2018-10-12	-129.00 Cr	
Filestack	2018-10-13	49.00 Dr	

Netlify	2018-10-18	45.00 Dr	
Slack	2018-10-20	76.50 Dr	
WISTIA, INC.888-494-7842MA | 8510	2018-10-22	101.00 Dr	
ADOBE *ACROPRO SUBS800-833-6687CA | 8510	2018-10-25	14.99 Dr	
AutopilotHQ	2018-10-26	1.46 Dr	
Google Cloud	2018-10-26	82.02 Dr	
Vimeo Plus Monthly | 8510	2018-10-26	12.00 Dr	
GOOGLE *GSUITE_teampar	2018-11-02	74.38 Dr	
GOOGLE *GSUITE_parlay.	2018-11-02	42.50 Dr	
SendGrid 1-877-969-8647	2018-11-03	9.95 Dr	
GITHUB.COM	2018-11-09	7.00 Dr	
AUTOPILOTHQ, INC	2018-11-09	54.29 Dr	
FILESTACK	2018-11-12	49.00 Dr	
NETLIFY	2018-11-18	45.00 Dr	
SLACK	2018-11-20	72.65 Dr	
WISTIA, INC.	2018-11-23	107.31 Dr	
GOOGLE *CLOUD_0028BA-F	2018-11-25	80.80 Dr	
ADOBE *ACROPRO SUBS800-833-6687CA | 8510	2018-11-25	14.99 Dr	
Vimeo Plus Monthly | 8510	2018-11-26	12.00 Dr	
GOOGLE *GSUITE_teampar	2018-12-02	79.69 Dr	
GOOGLE *GSUITE_parlay.	2018-12-02	42.50 Dr	
SendGrid 1-877-969-8647	2018-12-03	9.95 Dr	
AUTOPILOTHQ, INC	2018-12-09	58.06 Dr	
GITHUB.COM	2018-12-09	7.00 Dr	
FILESTACK	2018-12-13	49.00 Dr	
NETLIFY	2018-12-18	45.00 Dr	
TEAMPARLOR COM	2018-12-20	20.00 Dr	
SLACK	2018-12-20	76.50 Dr	
TEAMPARLOR COM	2018-12-21	20.00 Dr	
WISTIA, INC.	2018-12-23	107.31 Dr	
GOOGLE *CLOUD_0028BA-F	2018-12-25	78.61 Dr	
Software & Web Hosting Expense	**2018-12-31**	**3,765.18 Dr**	**Closing balance**
Travel & Transportation Expense	**2018-07-01**	**0.00 Dr**	**Opening Balance**
LYFT *RIDE MON 11AM	2018-11-28	11.00 Dr	

LYFT *RIDE THU 11AM	2018-11-30	13.00 Dr	
LYFT *RIDE THU 2PM	2018-11-30	13.00 Dr	
LYFT *RIDE TUE 1PM	2018-12-06	14.00 Dr	
LYFT *RIDE WED 1PM	2018-12-07	8.00 Dr	
LYFT *RIDE THU 8AM	2018-12-28	38.00 Dr	
Travel & Transportation Expense	**2018-12-31**	**97.00 Dr**	**Closing balance**

- Please fill out the below template with any relevant tax adjustments
- The adjustments that you enter below will be posted into the Bench accounts

Adjustment #	Posting Date	Account Name	DR $
1	12/31/2018	Example Expense Account	500.00
		Example Asset Account	

Balance Checker   **500.00**

CR $	Rationale for Adjustment	Journal Author:
	Adjustment to record depreciation for the year	John Doe
500.00		

500.00

BALANCED

PARLAY APP, INC.
BALANCE SHEET
As of December 31, 2017

Assets

Current Assets:

Cash and cash equirvalents	0
Total Current Assets	0

Total Assets	$0

Liabilities and Stockholders' Equity

Liabilities:

Current Liabilities:

Accounts Paybale	$0
Total Liabilities	0

Total Liabilities	0

Stockholders' Equity:

Common Stock $0.00001 par. 10,000,000 shares authorized

5,000,000 shares issued as of December 31, 2017	50
Subscription receivable	-50
Additional paid-in capital	0
Retained Earnings	0
Total Stockholders' Equity	0

Total Liabiities and Stockholders' Equity	$0

PARLAY APP, INC.
STATEMENT OF OPERATIONS
As of December 31, 2017

Revenues	$0
Cost of revenues	0
Gross Profit (Loss)	0
Operating Expenses:	
General and administrative	0
Sales and marketing	0
Organizational expenses	0
Total Operating Expenses	0
Operating Income	0
Provision for Income Taxes	0
Net Income	$0

PARLAY APP, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
As of December 31, 2017

| | Common Stock | | | | | Total |
	Number of Shares	Par Value	Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity (Deficit)
May 2, 2017 (Inception)						
Issuance of restricted common stock to founders	5,000,000	$ 50	$0	-$50	$0	$0
Net Income	0	0	0	0	0	0
Balance as of December 31, 2017	5,000,000	$50	$0	-$50	$0	$0

PARLAY APP, INC.
STATEMENT OF CASH FLOWS
As of December 31, 2017

Cash Flows From Operating Activities

Net Loss	$0
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Decrease) Increase in accrued expenses	0
Net Cash Used in Operating Activities	0

Cash Flows From Investing Activities

Purchase of property and equipment	0
Net Cash Used in Investing Activities	0

Cash Flows From Financing Activities

Issuance of common stock	0
Net Cash Used in Financing Activities	0

Net Change In Cash and Cash Equivalents	0
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$0
Cash paid for income taxes	0